EXHIBIT 3C

Extract from Minutes of Meeting of
Finance Committee
November 25, 1986
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Senior Vice President (Bob) Hill, reviewed with the Committee, management's recommendation for the establishment of The Prudential Variable Contract Real Property Account. He explained:

1. That the objective of the Account is to:

a. preserve and protect the Account's capital;

b. provide for compounding of income as a result of reinvestment of cash flow from investments, and

c. provide for increases over time in the amount of such income through appreciation in the value of its assets.

2. Its strategy is to purchase interests in The Prudential Real Property Account of Pruco Life Insurance Company, a separate account of the Company's wholly-owned subsidiary, Pruco Life Insurance Company. After discussion, the Committee, on motion, duly made and seconded, adopted the following resolution:

RESOLVED, that, subject to the approval of the Commissioner of Insurance of the State of New Jersey and to such conditions as said Commissioner may impose, pursuant to Section 17B:28-7 of the Revised Statutes of New Jersey, a new commingled variable contract real property account be established, to be designated The Prudential Variable Contract Real Property Account and to be used for variable contracts under which values or payments, or a portion thereof, vary to reflect the investment results of said account, and

RESOLVED, that the Objective and Policy applicable to the purchase and sale of investments for said new account shall be as described in a memorandum, which has been submitted to this meeting, and

RESOLVED, that proper officers of the Company be and hereby are authorized to take all necessary and appropriate action to register interests in the Account (i.e., the variable contracts) under the Securities Act of 1933, to take all necessary and appropriate steps to couply with or seek regulatory relief from the requirements of the Securities Exchange Act of 1934, if any, that may be applicable to the Account, and to take all necessary and appropriate steps to comply with or seek "no-action" or exeuptive relief from the requirements of the Investment Company Act of 1940, if any, that may be applicable to the Account, including but not limited to the execution and filing of registration statements and amendments thereto, "no-action" requests, applications for exemption, and agreements relating to the management of the Account and for the distribution of Variable Contracts that invest in the Account.

Prucapital, Inc. reported the following transactions under authority delegated to it on October 31, 1984:

1. Purchased, for Prudential, $15,000,000, 8.72%, Eight-Year Notes of Kellwood Company, at 100.

2. Purchased, for Prudential, $15,000,000, 8.31% Notes due 1992, of Northeast Nuclear Energy Company, at 100, severally and unconditionally guaranteed 81% and 19%, respective1y, by The Connecticut Light and Power Company and Western Massachusetts Electric Company.

3. Entered into a Seven-Year $2,300,000, 9.10% Lease and Security Agreement for truck trailer equipment with National Transport Services, Inc., guaranteed by Wakefern Food Corp.

Acting on behalf of Prudential, as sole stockholder of Pruco, Inc., authorized Pruco, with respect to its subsidiary, PruCapital, Inc., to approve PruCapital:

Purchasing of ASR Holdings, Inc. (which would be renamed American Safety Razor Company), for an aggregate consideration of $90,300,000, the following securities:

1. $60,300,000 Eighteen-Month Senior Revolving Notes with interest at 3.75% over Prudential Funding Corporation's 30 day dealer-placed commercial paper rate, and $30,000,000 Eighteen-Month Subordinated Floating Rate Notes with interest at 4.25%, increasing to 4.50% after nine months, over Prudential Funding Corporation's 30 day dealer-placed commercial paper rate.

2. Any portion of the New Revolving Notes and/or the Subordinated Floating Rate Notes would be convertible, at the Company's option, into Fixed Rate Term Notes with a maturity not to exceed the maturity of the applicable commitment period, and with interest at 3.75% over

Prucapital's cost of funds for the designated maturity, in the case of the Senior Revolving Notes, and 4.50% over PruCapital's cost of funds for the designated maturity in the case of the Subordinated Floating Rate Notes, in each case, as determined by the Chairman of Prucapital.

3. At the Company's option, at any time within eighteen months of issuance, the Senior Revolving Notes and the Subordinated Floating Rate Notes may be prepaid and, in the event of such prepayment, not more than $40,300,000 of the senior Revolving Notes may be converted into Six-Year Revolving Notes with interest at 4.00% over Prudential Funding Corporation's 30-day dealer-placed commercial paper rate.

4. If the Company shall elect not to prepay the Senior Revolving Notes and the Subordinated Floating Rate Notes, then the Company may elect, at any time within eighteen months of issuance, to retire such notes in connection with the issuance to PruCapital, of:

i. not more than $35,300,000 Five-Year Revolving Notes with interest at 4.00% over Prudential Funding Corporation's 30-day dealer-placed commercial paper rate (New Revolving Notes);

ii. not more than $25,000,000 Fifteen-vear Senior Fixed-Rate Notes, with interest at 4.00% over PruCapital's cost of funds for the designated maturity, as determined by the Chairman of Prucapital; and

iii. not more than $30,000,000 Subordinated Fixed-Rate Notes with at maturity not to exceed the fifteen years, with interest at 5.00% over PruCapital's cost of funds for the designated maturity, as determined by the Chairman of PruCapital.

5. For nominal consideration, shares of the Company's non-voting Class B Common Stock, equal to 2.5% of the total common shares to be outstanding initially and, upon the happening of certain contingencies and the issuance of the notes referred to in paragraph (4) above, up to 26% of the Class B Common Stock.

The Finance Committee was informed that Prudential-Bache Securities, Inc. will be retained to represent the Company in connection with the future issuance of high-yield debt securities (of which Prudential-Bache would be the underwriter) the proceeds of which could be used to retire the Senior Revolving Notes and Subordinated Floating Rate Notes. The Committee was further informed that the commitment of PruCapital to purchase the securities described above is not contingent either on the retention of Prudential-Bache or on its ability to effect an underwritten offering of the Company's high-yield debt securities.

Acting on behalf of Prudential, as sole stockholder of PRUCO, Inc., authorized PRUCO, with respect to its subsidiary, PruCapital, Inc., to approve PruCapital:

1. Purchasing of HAC Acquisition Corp. (which would be renamed Hoffman-Atchley Cabinets, Inc.) an aggregate of up to $13,352,000 of securities consisting of:

a. $1,000,000 Demand Notes with interest at 4.00% over Prudential Funding Corporation's 30 day dealer-placed commercial paper rate;

b. $5,000,000 Seven-Year Rpvolvinq Notes, with interest at 4.00% over Prudential Funding Corporation's 30 day dealer-placed commercial paper rate;

c. $5,820,000 Ten-Year Fixed Rate Term Notes with interest fixed at or prior to closing at 4.00% over PruCapital's cost of funds for similar maturities, as determined by the Chairman of PruCapital;

d. $1,020,000 of non-voting 12% Cumulative Preferred Stock; and

e. $512,000 of non-voting Class B Common Stock.

2. a. Selling to PINNACLE Funding Corp. (PINNACLE) up to $159,000,000 of participations, at par, in the utility lease programs, including those described below in the amounts specified therein:

PruCapital Leases Included in Sale of Participations
to
PINNACLE Funding Corp.

Maximum
PruCapital Participation
Lessee Commitment Amount
------ ---------- -------------
($000's) ($000's)

Fleet Baltimore Gas & Electric Co.* $ 10,000 $ 2,000
Leases Columbus & Southern Ohio Co.* 12,000 2,000
Detroit Edison Co.** 42,500 18,000

El Paso Natural Gas Co.* 19,800 5,200
Kansas City Power & Light Co. 10,000 6,000
Kansas Gas & Electric Co. 4,500 2,000
Mississippi Power & Light Co. 3,000 2,400
Monongahela Power Co. 7,500 7,500
Penn Power & Light Co.** 45,000 18,000
Potomac Edison Co. 6,750 6,000
San Diego Gas & Electric Co.* 19,000 8,800
Southern California Edison Co. 26,000 20,000
Texas Utilities Electric Co. 4,500 3,300
Weat Penn Power Co. 8,500 6,700
-------- --------
Sub-Total $219,050 $107,900
-------- --------
Nuclear Alabama Power Co.*** $ 50,000 $ 15,000
Fuel Indiana & Michigan Electric Co.*** 175,000 18,000
Leases Jersey Central Power & Light Co.*** 60,000 18,000
-------- --------
Sub-Total $285,000 $ 51,000
-------- --------
Total $504,050 $158,900
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* Programs ostensibly in run-off mode where Maximum Participation Amounts approximate current outstanding:.

** Programs in which PruCapital is required to keep a minimum 10% interest.

*** Programs in which PruCapital is required to keep a minimum 20% interest.

b. Entering into a subordinated revolving credit facility for up to $750,000 with PINNACLE, with interest at the prime rate of Barclays Bank PLC (Barc1ays) with advances to be repaid within four years of the initiation of the facility or, if later, by the termination date of a letter of credit and line of credit facility being provided by Barclays to PINNACLE; and

c. From time to time, selling to PINNACLE up to an additional $141,000,000 of participations, at par, in such utility lease programs as the Chairman of PruCapital may approve and increasing the subordinated revolving credit facility up to an additional $650,000 in connection with such sales.

PruCapital will submit a quarterly summary report to the Committee within four weeks of the close of the calendar guarter for which the report is being rendered, setting forth additional participations sold pursuant to the authority requested in paragraph (c) and identifying the lease programs involved.

This new authority supplements the existing authority to sell participations in floating and fixed rate assets previously granted by the
Finance Committee.

The Capital Markets Group reported the following transactions under authority delegated to it on October 31, 1984:

Purchased:

1. $12,000,000 par amount of 12.52% United States Government Guaranteed Ship Financing Bonds of Fifth Tug/Barge Corporation, due 2009 at 112.75. The Bonds are fully guaranteed with respect to both principal and interest by the United States Government, represented by the Secretary of Transportation, pursuant to Title XI of the Merchant Marine Act, 1930, as amended.

2. Marine insurance of $1.5 million on the integrated tug/barge from Marsh & McLennan Marine and Energy Services, Inc. at a cost of $28,700 for the first year.

Authorized the purchase of the following securities:

1. $66,000,000 Gold Kist, Inc., 9.375%, Ten-Year Notes, at a price of 100.

2. of Vintage Petroleum, Inc.:

a. $20,000,000 11.0% Ten-Year Subordinated Notes (accompanied by detachable warrants to purchase 300,000 shares, 4.4% fully diluted ownership, of common stock at an exercise price equivalent to the common share price), at 100; and

b. Non-voting common stock representing a 7.3% fully-diluted equity interest for a purchase price of $5,000,000.

In connection with Prudential's holdings of Tilden Mining Company and Empire Iron Mining Partnership, authorized the deferring of principal payments aggregating $6,808,000 (including $390,000 due PRIVEST) due on December 1, 1986 for a period up to six months for the five debt issues listed below:

1. $527,000 for the 8.95% First Mortgage Notes, Series B, due 1992 of Tilden Iron Ore Partnership;

2. $1,005,000 (including $57,000 due PRIVEST) for the 10.35% Guaranteed Notes, Series E, due 1996 of TIOP Financing Corporation;

3. $260,000 for the 9 1/2% Secured Notes, Series B, due 1992 of Jay & Sea Corporation;

4. $524,000 (including $19,000 due PRIVEST) for the 10.35% Secured Notes, Series E, due 1996 of Jay & Sea Corporation; and

5. $4,492,000 (including $314,000 due PRIVEST) for the 9.55% Guaranteed Secured Notes, due 1996 of Empire Iron Mining Partnership.

The actual amounts deferred and their deferral periods would be reported to the Finance Committee in conjunction with our future request for authority to approve a debt restructuring plan for Tilden and Empire or by June 1, 1987, if no such plan is negotiated.

(Mr. Foley stepped down as Chairman and Mr. Yunich assumed the Chairmanship of the meeting for the next item.)

Authorized:

1. The sale of Prudential's holdings of S17,000,000, 15 1/4% Senior Notes, $17,000,000, 15 1/4% Subordinated Notes and 600,000 shares of Common Stock of Plastics Specialties and Technologies, Inc. for an aggregate price of approximately $94,000,000; and

2. The payment of Prudential's pro rata share of any investment banking or other transaction expenses arising from the sale of the company's securities.

Mr. Foley resumed the Chairmanship at this point.

Authorized the sale of 1,375,000 shares of Common Stock of Dunlop Tire Corporation at a price of $17.25 per share.

The Finance Committee authorized:

1. Amending paragraph 1(c) of Part A of the Delegation of Authority effective October 31, 1984 with respect to investments originated by the Capital Markets Group and PruCapital to increase the aggregate authorization limit for Hydro-Quebec from $300,000,000 to $600,000,000; and

2. Amending paragraph 1(f) of Part E of the Delegation of Authority effective October 31, 1984 with respect to investments originated by the Capital Markets Group to increase the reporting limit for Hydro-Ouebec from $400,000,000 to $600,000,000.

Authorized Prudential to:

IA. Enter into a partnership to be called Hambro International Venture Fund II as a limited partner with Hambros Bank Group, Anders K. Brag, Richard A. D'Amore, Edwin A. Goodman, Robert S. Sherman and Arthur C. Spinner acting as general partners; and

lB. Make capital contributions to the partnership of up to $2,000,000 in four installments.

2. Invest up to L170,000 in ordinary shares of Hambros Advanced Technoloy Trust PLC.

3A. Enter into a partnership to be called Euroventures Germany C.V., a Netherlands based limited partnership, as a limited partner with Euroventures Management B.V. as the general partner.

3B. Make capital contributions to the partnership of up to DM 2,000,000.

Approved changing the existing authority for a three-year subordinated loan in the amount of $l25 million from a loan by Prudential Funding Corporation to Prudential-Bache Securities Inc. to authority for a three-year loan in the amount of $125 million from Prudential Funding Corporation to Prudential Securities Group, Inc., which will, in turn, invest the funds in Prudential-Bache Securities Inc. as SlOO million paid-in capital and $25 million subordinated debt.

Granted approval for:

1. The repurchase by Prudential Funding or another Prudential affiliate in the open market of up to $80 million face amount of PRS Ill's 11 7/8% sinking fund bonds due 1992, and up to $80 million face amount of PRS Ill's 12 1/8% sinking fund bonds due 1995, provided that the yield spreads over U.S. Treasuries on these bonds are greater than the estimated yield spreads (including all issuance costs) on the Prudential Funding debt to be issued to refund the repurchase of the PRS III bonds;

2. The short-term funding of this repurchase through the issuance by Prudential Funding of commercial paper or other short term debt obligations, if necessary;

3. The hedging of the repurchased bonds with U.S. Treasury futures contracts;

4. The issuance by Prudential Funding of obligations maturing in 1992 in an amount not to exceed the amount (including the cost, if any, of the hedge) of PRS III bonds maturing in 1992 which are repurchased;

5. The issuance by Prudential Funding of obligations maturing in 1995 in an amount not to exceed the amount (including the cost, if any, of the hedge) of PRS III bonds maturing in 1995 which are repurchased;

6. The expenditure by Prudential Funding of the amounts hereby authorized either for the direct purchase of PRS III bonds or as an advance to another Prudential affiliate in connection with its purchase of PRS III bonds;

7. The expenditure of such sums as may be necessary for legal and other expenses incidental to the closing of this transaction; and

8. The proper officers of The Prudential to execute any and all such actions necessary to consummate this transaction, including but not limited to execution of such documents as are necessary in connection with the repurchase and refinancing of the PRS III bonds, modification of the PRS II notes, and/or issuance of debt or assumption of liability for the repurchased PRS III bonds by affiliates of The Prudential.

The Committee approved exceeding the stated limits should the opportunity for repurchasing in excess of such limits be available.

Approved Prudential/Prudential Funding:

1. Entering into a four-year revolving credit facility in an amount not to exceed $500 million, which would be syndicated among approximately 18 non-U.S. banks. The facility would be available on a fully revolving basis throughout its term of four years and any borrowings thereunder would be at a rate of .175% over LIBOR (London Interbank Offering Rate). The pricing on the proposed facility, which includes all fees for arranging, agency, commitment and management, would provide an all-in-cost to Prudential/Prudential Funding of .089% per year, not including leqal and miscellaneous expenses.

2. The proper officers of Prudential takinq such actions as are necessary to accomplish this transaction including, but not limited to, negotiation and execution of required documentation.

All of the foregoing The Prudential Capital Markets Group and The Prudential Realty Group transactions which were authorized or approved were conditioned on the Law Department approving same.

Received the following (copies of the written reports on file in the Secretary's Department):

1. Oral report by Senior Managing Director Zinbarg on the activities of Prudential Equity Management Associates since the November 10, 1986 meeting.

2. Third Quarter report -- Jennison Associates (Mr. Hobbs).

3. Report of the miscellaneous transactions by the Prudential Capital Markets Group under delegated authority for the period November 5, 1986 through November 18, 1986.

4. Report of real estate investments and transactions made pursuant to delegated authority.

5. Treasurer's:

a. Report as of October 31, 1986 on the General Account net short-term position and long-term and short-term debt outstanding, and

b. Third Quarter Interest Rate Swap Report.

/s/
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Secretary